

News Release – March 26, 2007

Processing of Nalunaq Ore Commences at Nugget Pond Facility

TRADING SYMBOL: TORONTO & OSLO: **CRU** FRANKFURT: **KNC**   OTC-BB-other: **CRUGF**

LONDON, United Kingdom: March 26, 2007 - Crew Gold Corporation ("Crew" or the "Company") (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.

Crew is pleased to advise the successful re-commissioning of the Nugget Pond facility in Newfoundland and report the first gold pour.

Crew acquired the Nugget Pond facility in October 2006 to process ore from its Nalunaq mine in southern Greenland and undertook a refurbishment programme of the plant which had been on care and maintenance since 2004.

Shipping of ore commenced during February and to date, a total of three shipments to South Brook in Newfoundland have been completed for a total of 42,851dmt.

Ore processing commenced in late February and to date, a total of 8,299 tonnes have been processed, including lower grade ore used to commission the plant. The plant is now achieving its designed throughput of 425 tpd. Plant expansion to 600tpd is scheduled to commence during Q2, 2007 and should be completed in Q3, 2007.

Jan Vestrum, President and CEO of Crew stated, "The early and successful start up of Nugget Pond, several months earlier than originally anticipated, is a credit to the new Crew team at Nugget Pond and contractors associated with the project. Working capital requirements will be reduced with regular shipments of ore and create a regular cash flow from the Nalunaq operation. Additionally, the re-starting of the Nugget Pond facility will provide an important boost to the Baie Verte economy."

Jan A Vestrum
President & CEO